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                           October 27, 2021

       Ivan Kaufman
       Chief Executive Officer
       Arbor Rapha Capital Bioholdings Corp. I
       333 Earle Ovington Blvd., Suite 900
       Uniondale, NY 11553

                                                        Re: Arbor Rapha Capital
Bioholdings Corp. I
                                                            Amendment No. 1 to
Registration Statement on Form S-1 filed October 8, 2021
                                                            File No. 333-259516

       Dear Mr. Kaufman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 8,
2021

       Risk Factors
       There have been and may in the future be changes..., page 68

   1. We note your response to comment 1, as well as your amended disclosure. In addition, we note your discussion
that future changes to the "accepted accounting for special purpose acquisition companies"
may change how you expect to account for your warrants on your balance sheet and could
result in an accounting error in previously issued financial statements. We further
note your disclosure that such changes would cause you to amend the terms of the
warrants to maintain a certain accounting treatment. Please address the following:
                                                            What    accepted
accounting for special purpose acquisition companies    means and
                                                             how it relates to
the requirements in Regulation S-X that the financial statements
 Ivan Kaufman
Arbor Rapha Capital Bioholdings Corp. I
October 27, 2021
Page 2
          must be prepared in accordance with generally accepted accounting principles in the
          U.S. (   U.S. GAAP   );
            How    a change    in accounting could result in an accounting
error when the U.S.
          GAAP definition of an    accounting change    explicitly scopes out
 the correction of
          an error in previously issued financial statements   ; and
            Why the accounting for the warrants determines the terms and conditions of the warrants.

        You may contact Tatanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-3813
if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameIvan Kaufman
                                                     Division of Corporation
Finance
Comapany NameArbor Rapha Capital Bioholdings Corp. I
                                                     Office of Trade & Services
October 27, 2021 Page 2
cc:       David Goldschmidt
FirstName LastName